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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                                 SuperGen, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   868 059 106
           --------------------------------------------------------
                                 (CUSIP Number)

                 J. Gregory Swendsen, 703 Market Street #906
                           San Francisco, CA 94103
                                (415) 777-2002
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 14, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  5  Pages
                                        ---


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CUSIP No. 868 059 106                 13D                 Page  2  of  5  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Susan H. Bell
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instruction)              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    1,526,250
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    1,526,250
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,526,250
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.02%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  5  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

    Common Stock of SuperGen, Inc. (the "Company"), 6450 Hollis Street, Suite 8, Emeryville, California 94608

ITEM 2.  IDENTITY AND BACKGROUND

    Set forth below is the following information with respect to the individual on behalf of whom this Schedule 13D is being signed: (a) name; (b) address; (c) information concerning principal occupation or employment; (d) information concerning criminal convictions during the past five years; (e) information concerning civil or administrative proceedings during the past five years; and (f) information with respect to citizenship.

    (a)  Susan H. Bell

    (b)  703 Market Street #906
         San Francisco, CA 94103

    (c)  Artist

    (d)  No convictions in criminal proceedings.

    (e)  No civil or administrative proceedings.

    (f)  United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Susan H. Bell indirectly owns the 1,526,250 shares of the Company's Common Stock held by the J. Gregory Swendsen and Susan H. Bell Revocable Inter Vivos Trust (the "Trust"), of which she is co-trustee and holds a vested beneficiary interest. The Trust acquired 1,526,250 shares as a gift from J. Gregory Swendsen on January 14, 1997.

ITEM 4.  PURPOSE OF TRANSACTION

    Susan H. Bell beneficially acquired the shares of the Company's Common Stock through a gift from her husband to the Trust. She holds no shares other than as a co-trustee of the Trust and has no current or future plans to acquire additional shares of the issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by Susan H. Bell are as follows:

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                                                          Page  4  of  5  Pages
                                                               ---    ---

        Name          Shares Beneficially Owned      Percent of Class(1)
-------------------   -------------------------    ------------------------
Susan H. Bell                  1,526,250                    9.02%


____________________
   (1) Based on 16,924,042 shares of the Company's Common Stock outstanding as of November 7, 1996, according to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1996, filed November 14, 1996.

   (b) With respect to the 1,526,250 shares of the Company's Common Stock owned by the Trust, Susan H. Bell shares voting and dispositive power with her husband, J. Gregory Swendsen, as co-trustee.

   (c) The following is a list of transactions within the past sixty days by Susan Bell:

         None.

   (d)   N/A.

   (e)   N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    None.

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                                                          Page  5  of  5  Pages
                                                               ---    ---

ITEM 8.  SIGNATURE PAGE:

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Susan H. Bell
Dated:  February 7, 1997               ----------------------------------------
                                       Susan H. Bell